SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2006

Commission File Number: 000-50825

GPC Biotech AG

(Translation of registrant's name into English)

Fraunhoferstrasse 20
D-82152 Martinsried/Munich, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Munich/Martinsried, Germany, and Waltham, Mass. and Princeton, N.J., April 25, 2006 - GPC Biotech AG (NASDAQ: GPCB) today issued an Ad-Hoc release announcing that Independent Data Monitoring Board Recommends that GPC Biotech Continue Satraplatin Phase 3 Trial as Planned, which is attached to this Report on 6-K as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GPC Biotech AG
Date : April 25, 2006	By:	/s/ Bernd Seizinger
	Name:	Bernd Seizinger, M.D., Ph.D.
	Title:	CEO

GPC Biotech AG
Date : April 25, 2006	By:	/s/ Mirko Scherer
	Name:	Mirko Scherer, Ph.D.
	Title:	Senior Vice President and CFO

Exhibit Index

Exhibit No.	Description
EX-1.	Ad-Hoc Release